

July 5, 2012

Via E-mail
Thomas J. Folliard
President and Chief Executive Officer
CarMax, Inc.
12800 Tuckahoe Creek Parkway
Richmond, VA 23238

> **Re: CarMax, Inc.**
> **Form 10-K for Fiscal Year Ended February 29, 2012**
> **Filed April 25, 2012**
> **File No. 1-31420**

Dear Mr. Folliard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors, page 10

Risk Factors, page 11

1.   We note your disclosure in the second sentence that your business, sales, results of operations and financial condition could be materially adversely affected by risks in addition to the ones you disclose. We also note your response to comment 1 in our letter dated July 27, 2010 and we reissue our comment. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Item 8. Consolidated Financial Statements and Supplementary Data, page 37

Notes to Consolidated Financial Statements, page 43

13. Net Earnings Per Share, page 69

2.   We note that you compute diluted earnings per share using the two class-two method
         rather than assuming all dilutive potential common share equivalents had been issued.
         Please tell us why your diluted earnings per share computations comply with the
         guidance in ASC 260-10-45. Please also tell us how you determine the adjustments to
         the numerators and denominators in computing diluted earnings per share using the two-
         class method and why there is no adjustment to the denominators for unvested restricted
         stock.

14. Comprehensive Income, page 70

3.   Please tell us your consideration of disclosing the amount of income tax expense or
         benefit allocated to each component of comprehensive income, including reclassifications
         adjustments. Refer to ASC 220-10-45-12. Please also tell us how you determine the
         amounts of income tax expense or benefit allocated to items of other comprehensive
         income and why your allocation policy complies with ASC 740-20-45-14.

15. Lease Commitments, page 71

4.   Please tell us why the present value of net minimum lease payments under finance and
         capital lease obligations differs from the amount of finance and capital lease obligations
         disclosed in Note 11 on page 64.

Item 15. Exhibits and Financial Statement Schedules, page 77

5.   We note your disclosure in your critical accounting policy regarding financing and
         securitization transactions that you maintain a revolving securitization program
         comprised of two warehouse facilities to fund substantially all of the auto loan
         receivables originated by CAF until they can be funded through a term securitization or
         alternative funding arrangement. In your disclosure describing your debt on page 34 you
         disclose that, as of February 29, 2012, the combined warehouse facility limit was $1.6
         billion. In future filings please file your warehouse facilities as material contracts or tell
         us why you are not required to do so. Please refer to Item 601(b)(10) of Regulation S-K.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or Catherine Brown, Staff Attorney, at (202) 551-3513 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief